# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Endeavor Group Holdings, Inc., CIK 0001766363
CUSIP: 29260Y109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Date of event which requires filing of this statement: 03/24/2025
Amends the filing with accession number 0000950170-25-031225
Filed by CIK 0001868088
Persons authorized to receive notices and communications: Karen M. King, Esq., Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California (CA), 94025, 650-233-8120; Elizabeth Cooper, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Christopher May, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Mark Myott, Esq., Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5000

## Reporting persons
- Silver Lake West HoldCo, L.P. (CIK 0001868088): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake West HoldCo II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake West VoteCo, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,919,308; sole dispositive power 0; shared dispositive power 290,919,308; aggregate amount beneficially owned 290,919,308 (97.9% of the class)
  Comment: The beneficial ownership reported above includes 268,607,550 shares of Class A common stock of the Issuer ("Class A Common Stock") held by Wildcat EGH Holdco, LP ("Wildcat EGH"), and 22,311,758 shares of Class A Common Stock issuable upon the exchange of 22,311,758 common units of Endeavor Operating Company, LLC ("Endeavor Operating Company Units") held by Wildcat Opco Holdco, LP. ("Wildcat Opco"). The beneficial ownership percentage is based on 274,745,124 shares of Class A Common Stock outstanding immediately following the closing of the Mergers (as defined in the Schedule 13D) on March 24, 2025, plus 22,311,758 shares of Class A Common Stock issuable upon the exchange of the 22,311,758 Endeavor Operating Company Units held by Wildcat Opco Holdco, LP. Silver Lake West VoteCo, L.L.C. is the general partner of each of Wildcat EGH and Wildcat Opco.
  
  Immediately following the closing of the Mergers on March 24, 2025, the Reporting Persons beneficially owned approximately 87% of the voting securities of the Issuer based on: (a) 274,745,124 shares of Class A Common Stock outstanding immediately following the closing of the Mergers, and (b) assuming the 62,509,503 Endeavor Operating Common Units not held directly or indirectly by the Issuer were exchanged for Class A Common Stock.
- Egon Durban: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,919,308; sole dispositive power 0; shared dispositive power 290,919,308; aggregate amount beneficially owned 290,919,308 (97.9% of the class)
  Comment: The beneficial ownership reported above includes 268,607,550 shares of Class A Common Stock held by Wildcat EGH and 22,311,758 shares of Class A Common Stock issuable upon the exchange of 22,311,758 Endeavor Operating Company Units held by Wildcat Opco. The beneficial ownership percentage is based on 274,745,124 shares of Class A Common Stock outstanding immediately following the closing of the Mergers (as defined in the Schedule 13D) on March 24, 2025, plus 22,311,758 shares of Class A Common Stock issuable upon the exchange of the 22,311,758 Endeavor Operating Company Units held by Wildcat Opco Holdco, LP. Silver Lake West VoteCo, L.L.C. is the general partner of each of Wildcat EGH and Wildcat Opco.
  
  Immediately following the closing of the Mergers on March 24, 2025, the Reporting Persons beneficially owned approximately 87% of the voting securities of the Issuer based on: (a) 274,745,124 shares of Class A Common Stock outstanding immediately following the closing of the Mergers, and (b) assuming the 62,509,503 Endeavor Operating Common Units not held directly or indirectly by the Issuer were exchanged for Class A Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Endeavor Group Holdings, Inc.
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Comment:
This Amendment No. 7 (the "Amendment") is being filed by Silver Lake West HoldCo, L.P. ("West HoldCo"), Silver Lake West HoldCo II, L.P. ("West HoldCo II" and together with West HoldCo, the "HoldCos"), Silver Lake West VoteCo, L.L.C. and Egon Durban (collectively, the "Reporting Persons") and amends the statement on Schedule 13D originally filed by certain affiliates of the Reporting Persons on May 13, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on July 26, 2021, as amended by Amendment No. 2 to Schedule 13D filed on October 26, 2023, as amended by Amendment No. 3 to Schedule 13D filed on April 2, 2024, as amended by Amendment No. 4 to Schedule 13D filed on October 25, 2024, as amended by Amendment No. 5 to Schedule 13D filed on March 3, 2025, as amended by Amendment No. 6 to Schedule 13D filed on March 18, 2025 (as amended, the "Schedule 13D") relating to the Class A common stock, par value $0.00001 per share (the "Class A Common Stock"), of Endeavor Group Holdings, Inc., a Delaware corporation (the "Issuer").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. The numbers reported herein are based on good faith estimates.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 21, 2025, Jason Lublin entered into a rollover agreement with the Parent Entities (the "Lublin Rollover Agreement"), pursuant to which Jason Lublin has agreed, on the terms and subject to the conditions set forth therein, that his indirect ownership of 181,819 Common Units of OpCo will remain outstanding in the OpCo Merger (the "Lublin Rollover Interests"), and Jason Lublin will not receive cash consideration under the Merger Agreement in respect of such Lublin Rollover Interests.

On March 21, 2025, Patrick Whitesell and Patrick Whitesell's personal revocable living trust (the "PW Parties") entered into an amendment to that certain Rollover Agreement, dated as of April 2, 2024 (the "PW Original Rollover Agreement", and such amendment to the PW Original Rollover Agreement, the "PW Amendment", and collectively the "PW Amended Rollover Agreement") with the Executive Holdcos and the Parent Entities, pursuant to which the PW Parties have agreed, on the terms and subject to the conditions set forth therein, that additional direct or indirect ownership of 1,818,182 Common Units of OpCo (the "Additional PW Rollover Units"), in addition to such amount of equity interests specified in the PW Original Rollover Agreement, will remain outstanding in the OpCo Merger, and the PW Parties will not receive cash consideration (including the merger consideration) under the Merger Agreement in respect of such Additional PW Rollover Units. As a result, pursuant to the PW Amended Rollover Agreement, the PW Parties have designated a total of 8,214,055 OpCo Membership Interests and 7,234,407 OpCo Profits Units as Rollover Units.

On March 22, 2025, Ariel Emanuel and Ariel Emanuel's personal revocable living trust (the "AE Parties") entered into an amendment to that certain Rollover Agreement, dated as of April 2, 2024 (the "AE Original Rollover Agreement", and such amendment to the AE Original Rollover Agreement, the "AE Amendment", and collectively the "AE Amended Rollover Agreement") with the Executive Holdcos and the Parent Entities, pursuant to which the AE Parties have agreed, on the terms and subject to the conditions set forth therein, to increase the number of "Rollover Interests" (as defined therein) to be the number of OpCo Membership Interests or OpCo Profits Units held directly or indirectly by them that collectively, using the Merger Consideration otherwise payable in respect of such interests, have a value equal to (i) the aggregate value of all shares of Company Common Stock, OpCo Membership Interests or OpCo Profits Units held directly or indirectly by the AE Parties (calculated using the Merger Consideration applicable to such interests) minus (ii) $173,805,032.50, rounded to the nearest OpCo Membership Interest or OpCo Profits Unit, as applicable. As a result, pursuant to the AE Amended Rollover Agreement, the AE Parties have designated a total of 9,106,781 OpCo Membership Interests and 7,234,407 OpCo Profits Units as Rollover Units.

The foregoing description of the PW Amendment, Lublin Rollover Agreement and AE Amendment does not purport to be complete and is qualified in its entirety by reference to the PW Amendment and Lublin Rollover Agreement, which are attached hereto as Exhibits W, X and Y, respectively, and incorporated herein by reference.

On March 24, 2025 (the "Closing Date"), Silver Lake completed the previously announced acquisition of the Issuer. Pursuant to the terms of the Merger Agreement, each of the OpCo Merger, the Manager Merger and the Company Merger occurred on the Closing Date. At the Company Merger Effective Time, each share of common stock of the Issuer outstanding immediately prior to the Company Merger Effective Time was automatically cancelled and converted into the right to receive the Company Merger Consideration, without interest and subject to applicable withholding taxes, except as specified therein. At the Manager Merger Effective Time, each Manager Membership Interest outstanding immediately prior to the Manager Merger Effective Time was automatically cancelled and converted into the right to receive the Manager Merger Consideration, except as specified therein. At the OpCo Merger Effective Time, (i) each OpCo Membership Interest outstanding immediately prior to the OpCo Merger Effective Time was automatically cancelled and converted into the right to receive the OpCo Merger Consideration and (ii) each OpCo Profits Unit outstanding immediately prior to the OpCo Merger Effective Time was automatically cancelled and converted into the right to receive the OpCo Profits Units Merger Consideration, in each case except as specified therein, without interest and subject to applicable withholding taxes and certain deferrals to take into account certain terms of the existing OpCo Profits Units.

In addition, at the Effective Time, each outstanding Company Option that had vested was automatically cancelled and converted into the right to receive an amount in cash, without interest and subject to certain tax deductions or withholdings as a result of the Transactions, equal to the product of (a) the number of shares of Class A Common Stock subject to such Company Option, multiplied by (b) the Company Merger Consideration less the exercise price per share of such Company Option, in effect immediately prior to the Effective Time. Any Company Option that was unvested at the Effective Time or that had an exercise price per share equal to or greater than the Company Merger Consideration was automatically cancelled without any cash payment being made in respect thereof.

The Executive Committee determined that each outstanding Unvested Company RSU and held by an employee was cancelled and converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Class A Common Stock subject to such Unvested Company RSU, multiplied by (b) the Company Merger Consideration, which cash amount will vest and become payable at the same time as the Unvested Company RSU would have vested and been payable pursuant to its terms, including the applicable employee's continued employment, subject to certain tax deductions or withholdings. In addition, the Executive Committee determined that each Unvested Company RSU held by a non-employee independent director at the Effective Time was cancelled and converted into the right to receive an amount in cash equal to the product of (x) the Company Merger Consideration and (y) the number of shares of Class A Common Stock subject to such Company RSU, payable immediately following the Closing.

Immediately prior to the closing of the Mergers, and in a series of restructuring transactions, (i) West HoldCo transferred for no consideration 495,494 shares of Class A Common Stock to Holdco Parent, and 81,964,793 OpCo Units and an equal number of paired shares of Class X Common Stock and an equal number of shares of Class Y Common Stock to OpCo Parent, and (x) West HoldCo II transferred for no consideration 91,654,269 shares of Class A Common Stock and 87,254,147 shares of Class Y Common Stock to Holdco Parent. Egon Durban, a Co-CEO and Managing Partner of Silver Lake Group, L.L.C. and a director of the Issuer, is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of each of the Parent Entities. Pursuant to the terms of the Merger Agreement and the transactions contemplated thereby, 82,557,491 shares of Class A Common Stock held by Holdco Parent were canceled in the Mergers and received the Merger Consideration, and 72,792,904 OpCo Units held by OpCo Parent were canceled in the Mergers and received the Merger Consideration. Additionally, pursuant to the terms of the Merger Agreement and the other transactions contemplated thereby, Holdco Parent received 259,015,278 shares of Class A Common Stock and OpCo Parent received 13,139,869 OpCo Units at a price of $27.50 per share and/or unit, as applicable. The remaining equity securities of the Issuer and Opco held by the Reporting Persons remained unchanged.

As a result of the Transactions, as of the Effective Time, Silver Lake and its affiliates beneficially own approximately 87% of the total voting securities of the Issuer.

In addition, on the Closing Date, the Stockholders Agreement and the Registration Rights Agreement were each terminated by the requisite parties in accordance with the terms thereof.

In connection with the consummation of the Transactions, on the Closing Date, the Issuer notified the New York Stock Exchange (the "NYSE") that the Transactions had closed and requested that the NYSE (a) suspend trading of the Class A Common Stock, (b) remove the Class A Common Stock from listing on the NYSE prior to the open of trading on the Closing Date and (c) file with the SEC a notification of delisting of the Class A Common Stock under Section 12(b) of the Exchange Act. As a result, the Class A Common Stock will no longer be listed on the NYSE. Trading of the Class A Common Stock on the NYSE was halted prior to the opening of trading on the Closing Date. Additionally, the Issuer intends to file with the SEC certifications on Form 15 under the Exchange Act requesting the deregistration of the Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of the Issuer's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act as promptly as practicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons may be deemed to beneficially own an aggregate of 290,919,308 shares of the Issuer's Class A Common Stock, or 97.9% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), based on shares of Class A Common Stock held and Endeavor Operating Company Units which are exchangeable for either cash (at the Issuer's election, subject to certain conditions) or shares of Class A Common Stock on a one-for-one basis, subject to adjustment.

Interests in the Issuer and Endeavor Operating are held as follows: (i) 268,607,550 shares of Class A Common Stock are held by Wildcat EGH Holdco, LP, and (ii) 22,311,758 Endeavor Operating Company Units are held by Wildcat Opco Holdco, LP. Egon Durban, a Co-CEO and Managing Partner of Silver Lake Group, L.L.C. and a director of the Issuer, is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of each of Wildcat EDH Holdco, LP and Wildcat Opco Holdco, LP.

Immediately following the closing of the Mergers on March 24, 2025, the Reporting Persons beneficially owned approximately 87% of the voting securities of the Issuer based on: (a) 274,745,124 shares of Class A Common Stock outstanding immediately following the closing of the Mergers, and (b) assuming the 62,509,503 Endeavor Operating Common Units not held directly or indirectly by the Issuer were exchanged for Class A Common Stock.

By virtue of certain relationship and other arrangements between the Reporting Persons and Ariel Emanuel, the Chief Executive Officer of the Issuer, Patrick Whitesell, the Executive Chairman of the Issuer, and certain entities they control, including Executive Holdco (collectively, the "Executive Parties") and certain other equityholders of the Issuer, the Reporting Persons acknowledge and agree that they are acting as a "group" with the Executive Parties within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to by beneficially owned by the Executive Parties. Certain entities affiliated with the Executive Parties separately file Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit
Number Description

W Rollover Agreement, dated March 21, 2025, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P. and Jason Lublin (incorporated by reference to Exhibit (d)(15) of the Schedule
13e-3, dated March 24, 2025, filed by the Issuer).

X Amendment No. 1 to Rollover Agreement, dated March 21, 2025, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Patrick Whitesell, The Patrick Whitesell Revocable Trust,
dated May 31, 2019, Endeavor Executive Holdco, LLC, Endeavor Executive Holdco II, LLC and Endeavor Executive PIU Holdco, LLC. (incorporated by reference to Exhibit (d)(16) of the Schedule
13e-3, dated March 24, 2025, filed by the Issuer).

Y Amendment No. 1 to Rollover Agreement, dated March 22, 2025, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Ariel Emanuel, The Ariel Z. Emanuel Living Trust, dated
November 13, 2017, Endeavor Executive Holdco, LLC, Endeavor Executive Holdco II, LLC and Endeavor Executive PIU Holdco, LLC. (incorporated by reference to Exhibit (d)(17) of the Schedule
13e-3, dated March 24, 2025, filed by the Issuer).

## Signatures
- Silver Lake West HoldCo, L.P.: /s/ Egon Durban, Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/26/2025)
- Silver Lake West HoldCo II, L.P.: /s/ Egon Durban, Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/26/2025)
- Silver Lake West VoteCo, L.L.C.: /s/ Egon Durban, Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/26/2025)
- Egon Durban: /s/ Egon Durban, Egon Durban (03/26/2025)